The St. Paul Travelers Companies, Inc.

385 Washington Street
St. Paul, Minnesota 55102

May 17, 2006

VIA EDGAR

Mr. James B. Rosenberg
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Correspondence from you dated May 4, 2006 concerning The St. Paul Travelers Companies, Inc.

Form 10-K for the fiscal year ended December 31, 2005

File No. 001-10898

Dear Mr. Rosenberg:

This letter is in response to your correspondence dated May 4, 2006 concerning The St. Paul Travelers Companies, Inc.’s Form 10-K for the fiscal year ended December 31, 2005. In that letter, you asked that we respond to the comments within 10 days or advise the staff when we will respond. As directed by Ms. Ibolya Ignat yesterday, we respectfully advise the staff that we do not expect to be in a position to respond within the 10 day period. We currently expect to respond no later than June 2, 2006. Please do not hesitate to be in touch with me in the meantime. You can reach me at 212-588-8421.

Sincerely,

/s/ Bridget M. Healy
Bridget M. Healy
Senior Vice President and Group General Counsel - Corporate and Governance

cc: Ms. Ibolya Ignat